Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

CARROLS HOLDINGS CORPORATION

Under Section 242 of the

General Corporation Law

CARROLS HOLDINGS CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), pursuant to Section 242 of the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: The name of the Corporation is “Carrols Holdings Corporation”.

SECOND: The Certificate of Incorporation of the Corporation originally filed with the Secretary of State on September 15, 1986, was restated pursuant to the Restated Certificate of Incorporation filed with the Secretary of State on December 22, 1986, was amended and restated pursuant to the Certificate of Amendment to Restated Certificate of Incorporation filed with the Secretary of State on August 18, 1993, was further amended and restated pursuant to the Certificate of Amendment to Restated Certificate of Incorporation filed with the Secretary of State on February 20, 1997, was further amended pursuant to the Certificate of Amendment to Restated Certificate of Incorporation filed with the Secretary of State on November 3, 1999, was further amended pursuant to the Certificate of Amendment to Restated Certificate of Incorporation filed with the Secretary of State on September 20, 2001 and was further amended pursuant to the Certificate of Amendment to Restated Certificate of Incorporation filed with the Secretary of State on October 6, 2004.

THIRD: Pursuant to the unanimous written consent of the Board of Directors of the Corporation, the following proposed amendments to the Restated Certificate of Incorporation of the Corporation were duly adopted by the Board of Directors in accordance with the provision of Section 141(f) of the General Corporation Law of the State of Delaware (“DGCL”) and the proposed amendments were thereafter duly authorized and adopted by the holders of all of the outstanding shares of the Corporation entitled to vote thereon in accordance with the provision of Section 228 of the DGCL pursuant to the following resolution:

RESOLVED, that the Restated Certificate of Incorporation of the Corporation be amended by amending Article FOURTH of the Restated Certificate of Incorporation to read as follows:

“FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is Seven Million One Hundred Thousand (7,100,000) shares, of which Seven Million (7,000,000) shares shall be shares of common stock, par value $0.01 per share (the “Common Stock”) and One Hundred Thousand (100,000) shares shall be shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

A. General. The Board of Directors, by adoption of this Certificate of Amendment to the Restated Certificate of Incorporation may fix, in whole or part, the preferences, limitations and relative rights, within the limits set forth under applicable law, of one or more series of Common Stock of the Corporation before the issuance of any shares of that series.

B. Redesignation of Existing Common Stock. As of the effective date of this Certificate of Amendment to the Restated Certificate of Incorporation and without any further action on the part of the Corporation or its shareholders, each share of Carrols Stock, par value $.01 per share then issued shall automatically be redesignated, changed and converted into one fully paid and nonassessable share of Common Stock.

C. Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series, and the Board of Directors of the Corporation is hereby authorized, subject to the limitations provided by law, to establish and designate one or more series of Preferred Stock, to fix the number of shares constituting each series, and to fix the designation, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of each series and the variations and the relative rights, preferences and limitations as between series, and to increase and to decrease the number of shares constituting each series. The authority of the Board of Directors of the Corporation with respect to each series shall include, but shall not be limited to, the authority to determine the following:

(a) The designation of such series, which may be by distinguishing number or letter;

(b) The number of shares initially constituting such series;

(c) The increase, and the decrease to a number not less than the number of the then outstanding shares of such series, of the number of shares constituting such series theretofore fixed;

(d) The rate or rates, and the conditions upon and the times at which dividends on the shares of such series shall be paid, the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or on any other series of stock of the Corporation, and whether or not such dividends shall be cumulative, and, if such dividends shall be cumulative, the date or dates from and after which they shall accumulate;

(e) Whether or not the shares of such series shall be redeemable and, if such shares shall be redeemable, the terms and conditions of such redemption, including, but not limited to, the date or dates upon or after which such shares shall be redeemable and the amount per share which shall be payable upon such redemption, which amount may vary under different conditions and at different redemption dates;

(f) The rights to which the holders of the shares of such series shall be entitled upon the voluntary or involuntary liquidation, dissolution or winding up of, or upon any distribution of the assets of, the Corporation, which rights may be different in the case of a voluntary liquidation, dissolution or winding up than in the case of such an involuntary event;

(g) Whether or not the shares of such series shall have voting rights, in addition to the voting rights provided by law and, if such shares shall have such voting rights, the terms and conditions thereof, including, but not limited to, the right of the holders of such shares to vote as a separate class either alone or with the holders of shares of one or more other series of Preferred Stock and the right to have more than one vote per share;

(h) Whether or not a sinking or a purchase fund shall be provided for the redemption or purchase of the shares of such series and, if such a sinking fund or purchase fund shall be provided, the terms and conditions thereof;

(i) Whether or not the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or any other series of the same or any other class or classes of stock or any other security of the Corporation or any other entity and, if provision be made for conversion or exchange, the terms and conditions of conversion or exchange, including, but not limited to, any provision for the adjustment of the conversion or exchange rate or price; and

(j) Any other relative rights, preferences and limitations.”

FOURTH: This said amendment was duly adopted in accordance with Section 228 and 242 of the General Corporation Law of the State of Delaware.

FIFTH: The effective time of this Certificate of Amendment shall be 12:01 A.M., New York City Time on October 27, 2004.

IN WITNESS WHEREOF, said CARROLS HOLDINGS CORPORATION has caused this Certificate to be signed by Joseph Zirkman, its Vice President this 20th day of October, 2004.

CARROLS HOLDINGS CORPORATION

By:	/s/ Joseph Zirkman
Joseph Zirkman, Vice President

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